Certificate of Author

I, Tom Garagan, P. Geo., do hereby certify that:

- I am Senior Vice President of Exploration for B2Gold Corp., Suite 3100, Three Bentall Centre, 595 Burrard Street, PO Box 49143, Vancouver, British Columbia, Canada.
- I graduated with Bachelor of Science (Honours) degree in Geological Sciences from the University of Ottawa in 1980.
- I am a member of the Professional Association of Professional Engineers and Geoscientists of British Columbia, Association of Professional Engineers, Geologists and Geophysicists of Alberta and a Fellow of the Geological Association of Canada.
- I have worked as a geologist for a total of 33 years since my graduation from university. I have been involved in gold exploration and mining in North America, Russia, Africa, Central Asia, Central America and South America.
- I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
- I am responsible for supervising the writing of the geological (Sections 8, 9,10,11 and 12) and the resource sections (Section 14) of the technical report titled "Otjikoto Technical Report - NI 43-101 Technical Report Feasibility Study" (the "**Technical Report**").
- I visited the property four times in 2012, from January 7th to 12th, 2012; from February 3rd to 5th, 2012; from August 21st to 24th, 2012 and from November 20th to 22nd, 2012.
- I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
- I am not independent of the issuer. Per Section 5.3.2. of National Instrument 43-101 an independent qualified person was not required to write the technical report on the Otjikoto Project.
- I consent to the filing of the Technical Report with any stock exchange or other regulatory authority and any publication by them, including electronic publication in the public company files on the websites accessible by the public, of the Technical Report.

Signed and dated this 26 day of February, 2013 at Vancouver, British Columbia.

Tom Garagan, P.Geo.